

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

December 12, 2017

Matthew E. Clark
Executive Vice President and Chief Financial Officer
Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, California 91301

> **Re: Cheesecake Factory Incorporated**
> **Form 10-K for Fiscal Year Ended January 3, 2017**
> **Filed March 2, 2017**
> **File No. 000-20574**

Dear Mr. Clark:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements, page 50

Note 10. Commitments and Contingencies, page 57

1. We note that you disclose several legal matters beginning on page 58 and, in some instances, you indicate that you intend to vigorously defend the action and you have not reserved for any potential future payments in addition to the amounts accrued. In accordance with ASC 450-20-50, please revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure